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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated August 22, 2002 announcing Mr Markku Talonen, Sonera's former Chairman of the Board of Directors, has submitted the following release to the company's present Board of Directors and further to the media.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

        1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

AUGUST 22, 2002, 12.30 p.m.

        Mr Markku Talonen, Sonera's former Chairman of the Board of Directors, has submitted the following release to the company's present Board of Directors and further to the media.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President,
Corporate Communications & IR

DISTRIBUTION:
Helsinki Exchanges
Major media

******************

To the Board of Directors of Sonera Corporation and further to the media

        A number of comments have been published in the media in relation to internal discussions within Sonera's Board of Directors in 2000. The comments have concerned the decision-making in Sonera's German UMTS project. According to certain comments, the undersigned would have informed the members of Sonera's Board prior to the decision-making that the company had the permission of the Finnish State in the above-mentioned project.

        Having contacted Sonera and having received the permission of the company's Board of Directors to comment on these matters, regarded as business secrets, I wish to state as follows:

        In 2000, an essential part of Sonera's strategy was formed by expansion to international markets by developing service businesses and investing in third generation, or UMTS networks with the aim of increasing Sonera's shareholder value. Communications between a publicly listed company and the investment markets, i.e. the company's current and future shareholders, are strictly regulated and must observe the equality of shareholders. Sonera informed the markets continually of its strategy, and from the beginning of 2000 the company informed the markets actively of its upcoming participation in European UMTS licence auctions. The feedback Sonera received from the markets, the share price performance, and the estimates of the strategy and its impact on the company's future growth potential were mostly approving.

        In June 2000—only a few weeks before the German UMTS licence auction started—the parliament dealt with the Government's proposal to grant an authorization for the Government to sell, if necessary, all Sonera shares. In this connection, the parliament was given a report on Sonera's strategy and the high risk associated with it, on one hand, and the development of liquidity and the value potential of the Sonera share, on the other hand. The parliament decided to grant the authorization to sell the shares by a clear majority of 159 - 20.

        In view of the above, I believe that the strategy, in which UMTS licences played an essential role, had been dealt with by the largest shareholder, i.e. the Finnish State, in the Ministry of Transport and Communications, the Government and the parliament, and that there was nothing to prevent its implementation. I also stated this to the members of Sonera's Board of Directors in the summer of 2000, prior to the decision-making related to the German UTMS licence.

        Sonera's Board of Directors did not deal with any express permission or prohibition granted by any shareholder, including the Finnish State, in the investment concerned. I, on behalf of Sonera's Board, did not request—and therefore did not receive—a permission, prohibition or any other operational instructions concerning the German UMTS project from any shareholder. The investment decision rested unambiguously with Sonera's Board of Directors. The Board made the decision as part of the implementation of a generally approved strategy and was fully aware of its decision-making power and responsibility. Sonera's Board carried the decision unanimously.

August 20, 2002

Markku Talonen

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SIGNATURES
SONERA CORPORATION STOCK EXCHANGE RELEASE AUGUST 22, 2002, 12.30 p.m.